SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

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1.  Investment Company Act File Number:                                       Date examination completed:
                  811-8202                                                            MAY 31, 1999
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2.  State identification Number:
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  AL                     AK                     AZ                      AR                     CA                    CO

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  CT                     DE                     DC                      FL                     GA                    HI
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  ID                     IL                     IN                      IA                     KS                    KY
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  LA                     ME                     MD                      MA                     MI                    MN
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  MS                     MO                     MT                      NE                     NV                    NH
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  NJ                     NM                     NY                      NC                     ND                    OH
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  OK                     OR                     PA                      RI                     SC                    SD
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  TN                     TX                     UT                      VT                     VA                    WA
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  WV                     WI                     WY                          PUERTO RICO
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Other (specify):
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3. Exact name of investment company as specified in registration statement:
NORWEST SELECT FUNDS
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4. Name under which business is conducted, if different from above:

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5. Address of principal place of business (number, street, city, state, zip code):
TWO PORTLAND SQUARE, PORTLAND, ME  04101
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INSTRUCTIONS
This Form must be  completed  by  investment  companies  that  have  custody  of securities or similar investments.

INVESTMENT COMPANY
1. All items must be completed by the investment company.
2. Give this Form to the independent  public  accountant who, in compliance with
Rule 17f-2  under the Act and  applicable  state law,  examines  securities  and similar  investments  in the custody of the  investment  company.  Accountant 3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities  administrators when filing the certificate of accounting required by
Rule 17f-2 under the Act and  applicable  state law.  File the  original and one
copy  with  the  Securities  and  Exchange  Commission's   principal  office  in
Washington,  D.C., one copy with the regional office for the region in which the investment  company's principal business operations are conducted,  and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive
Director,  U.S.  Securities  and  Exchange  Commission,  450  Fifth  St.,  N.W.,
Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503

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The Board of Trustees of Norwest Select Funds
and Securities and Exchange Commission
July 2, 1999
Page 2

                          INDEPENDENT AUDITORS' REPORT


To the Board of Trustees of
Norwest Select Funds
and
Securities and Exchange Commission:

We  have  examined  management's  assertion,  included  in in  the  accompanying
Management  Statement  Regarding  Compliance  with  Certain  Provisions  of  the
Investment  Company Act of 1940,  that Income  Equity Fund,  Income Fund,  Small
Company  Stock Fund,  and  ValuGrowth  Stock Fund of Norwest  Select  Funds (the
Funds), complied with the provisions of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 1999. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 1999, with respect to agreement of security purchases and sales for the period from December 31, 1998 to May 31, 1999:

(1) Inspection of documentation of all securities located in the vault, if any, of Norwest Bank Minneapolis, N.A., the Custodian;

(2)  Confirmation  of securities  held in book entry form by  Participant  Trust
     Company,  Bankers Trust Company,  Morgan Stanley Trust Company,  Depository
     Trust Company, Bank of New York, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

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(4)  Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents; and

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that Norwest Select Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1999, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Norwest Select Funds and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.


                                             [KMPG LLP Computerized Signature]


July 2, 1999

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[Logo] Norwest Banks                           Norwest Bank Minnesota, N.A.
                                               Norwest Center
                                               Sixth and Marquette
                                               Minneapolis, Minnesota 55479-0054
                                               612/667-7906

July 2, 1999

KPMG LLP
99 High Street
Boston, MA  02110-2371


RE:  Management  Statement  Regarding  Compliance with Certain Provisions of the
     Investment Company Act of 1940


Ladies and Gentlemen:

Norwest Bank  Minnesota,  N.A.,  as  investment  manager for Income Equity Fund,
Small  Company Stock Fund,  Income Fund,  and  ValuGrowth  Stock Fund of Norwest
Select Funds, is responsible for complying with the  requirements of subsections
(b) and (c) of Rule 17f-2,  "Custody of  Investments  of  Registered  Management
Investment Companies," of the Investment Company Act of 1940. It is also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements.

Norwest Bank, Minnesota,  N.A. has performed an evaluation of the Norwest Select
Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 1999. Based on this evaluation, it has been determined that the Norwest Select Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1999, with respect to securities reflected in the investment accounts of the Norwest
Select Funds.

Sincerely,

Norwest Bank Minnesota, N.A.

/s/Carol Warner

Carol Warner, Senior Vice President
Trust Operations & Technology

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